VIA EDGAR AND FACSIMILE

January 16, 2007

Re:	Smithfield Foods, Inc.

  Amendment No. 3 to Registration Statement on Form S-4

  Filed January 16, 2007

  File No. 333-138090

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Max A. Webb

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Smithfield Foods, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, so that it will become effective at 4:00 p.m. Eastern time on January 17, 2007 or as soon thereafter as is practicable. The Registrant hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attention Mr. Max A. Webb

Very truly yours,

SMITHFIELD FOODS, INC.

By:	/s/ Jeffrey A. Deel
Name:	Jeffrey A. Deel
Title:	Corporate Controller

cc:	Maripat Alpuche
Simpson Thacher & Bartlett LLP

Robert E. Spatt, Esq.
Simpson Thacher & Bartlett LLP

Michael H. Cole, Esq.
Smithfield Foods, Inc.

Rolaine Bancroft
Securities and Exchange Commission

Jean Yu
Securities and Exchange Commission

Linda Cvrkel
Securities and Exchange Commission